EXHIBIT 99.1

Neptune Announces Royalty Prepayment Agreement With Acasti Pharma Inc.

LAVAL, Quebec, Dec. 4, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announces today it has entered into a prepayment agreement (the "Prepayment Agreement") with Acasti Pharma Inc. ("Acasti"), a majority-owned subsidiary of Neptune, pursuant to which Acasti has exercised the option embedded in its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune (the "License Agreement") to pay in advance all of the future royalties payable under the License Agreement (the "Prepayment").

The Prepayment will have the effect of increasing Neptune's equity participation in Acasti (from approximately 57% to approximately 61% if shares were issued on this date), given that Neptune, subject to required approvals, will be issued 6,750,000 Class "A" shares in the share capital of Acasti (the "Shares"), issuable at a price of $2.30 per Share, upon the exercise of a warrant delivered to Neptune at the signature of the Prepayment Agreement. This reflects a Prepayment value, confirmed by an independent valuation expert using the pre-established Prepayment formula set forth in the License Agreement, that amounts to approximately $15.5 million.

The Prepayment and the issuance of the Shares to Neptune are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of Acasti (excluding Neptune and non-arm's length parties to Neptune) at the next annual meeting of shareholders of Acasti. If approved by disinterested shareholders, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune's intellectual property under license.

About the Prepayment Agreement

Under the terms of the Prepayment Agreement, Acasti will issue to Neptune a warrant entitling Neptune to acquire 6,750,000 Shares at a price of $2.30 per Share (the "Warrant").

The aggregate fair market value of the Shares issuable upon the exercise of the Warrant is approximately $15.5 million and represents the payment in advance of all of the royalties which are payable under the License Agreement. The fair market value of each Share to be issued pursuant to the Prepayment Agreement upon the exercise of the Warrant and the number of Shares to be issued have been calculated in accordance with the pre-established formula set forth in the License Agreement.

Effective immediately upon the exercise in full of the Warrant in accordance with the Prepayment Agreement, Acasti will no longer be required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license.

The issuance of the Shares upon the exercise of the Warrant is subject to the receipt of applicable regulatory approvals, including the approval of the TSX Venture Exchange pursuant to Policy 5.3, and is subject to the approval of the disinterested shareholders of Acasti (excluding Neptune and non-arm's length parties to Neptune) at the next annual meeting of shareholders of Acasti.

In the event that the approvals required are not obtained by the next annual meeting of shareholders of Acasti, the Prepayment Agreement and the Warrant will automatically terminate, and Acasti will be required to pay any and all royalties owing to Neptune as if the Prepayment Agreement had not been entered into.

About the License Agreement

The License Agreement provides Acasti with the right to use certain intellectual property rights of Neptune in order to develop novel active pharmaceutical ingredients, or APIs, into commercial products for specific medical food and prescription drug markets (the "Licensed Intellectual Property"). Pursuant to the License Agreement, Acasti has been granted a license to use Neptune's intellectual property rights solely for the development, distribution and sale of products for use in the human cardiovascular field. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings.

Acasti is currently obligated under the License Agreement to pay to Neptune, until the expiration of Neptune's patents on the Licensed Intellectual Property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti's gross margin; and (b) 20% of revenues from sub licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on Licensed Intellectual Property, the License Agreement will automatically renew for an additional period of 15 years, during which period royalties would equal half of those calculated according to the above formula. In addition, the license provides for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50,000; year 3 ‐ $200,000; year 4 ‐ $225,000 (initially $300,000, but reduced to $225,000 following Acasti's abandonment of its rights to develop products for the OTC market pursuant to the License Agreement); year 5 ‐ $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the license, August 7, 2008.

Under the License Agreement, Acasti has the option to pay future royalties in advance, in cash or through the issuance of Shares, in whole or in part, based on the economic model contained in the license agreement.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti (TSX-V:APO) and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012 and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com